                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              NAVARRE CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  639208-10-7
                                 (CUSIP Number)

                               Robert L. Johander
                      Chairman and Chief Executive Officer
                        ValueVision International, Inc.
                              6740 Shady Oak Road
                      Eden Prairie, Minnesota   55344-3433
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                             William M. Mower, Esq.
                         Maslon Edelman Borman & Brand,
                  a Professional Limited Liability Partnership
                              3300 Norwest Center
                          Minneapolis, Minnesota 55402

                                 MARCH 20, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





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                                  SCHEDULE 13D

------------------------------------------                 ---------------------------------------------------
 Cusip No. 639208-10-7                                         Page 2  of 6 Pages
--------------------------------------------------------------------------------------------------------------
 1      Name of Reporting Persons
        S.S. or I.R.S. Identification No. of Above Persons

        VALUEVISION INTERNATIONAL, INC.
         IRS Employer Identification No. 41-1673770
---------------------------------------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*                                             (a) [ ]
                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------
 3      SEC Use Only

---------------------------------------------------------------------------------------------------------------
 4      Source of Funds*

        WC
---------------------------------------------------------------------------------------------------------------
 5      Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)           [ ]

---------------------------------------------------------------------------------------------------------------
 6      Citizenship or Place of Organization

        Minnesota
---------------------------------------------------------------------------------------------------------------
                     7      Sole Voting Power
      Number of
                            0+
       Shares      --------------------------------------------------------------------------------------------
                     8      Shared Voting Power
    beneficially
                            0
       owned       --------------------------------------------------------------------------------------------
                     9      Sole Dispositive Power
      by each
                            0+
     reporting     --------------------------------------------------------------------------------------------
                     10     Shared Dispositive Power
    person with:
                            0
---------------------------------------------------------------------------------------------------------------
 11      Aggregate Amount Beneficially Owned by Each Reporting Person

         0 shares+
---------------------------------------------------------------------------------------------------------------
 12      Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*                           [ ]

---------------------------------------------------------------------------------------------------------------
 13      Percent of Class Represented by Amount in Row (11)

         0%+
---------------------------------------------------------------------------------------------------------------
 14      Type of Reporting Person*

         CO
---------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

+ See response to Item 3.





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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D dated March 31, 1997 (the "Schedule 13D") relates to the Common Stock, $.01 par value (the "Common Stock"), of Navarre Corporation, a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7400 - 49th Avenue North, New Hope, Minnesota 55428.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by ValueVision International, Inc., a Minnesota corporation (the "Reporting Person"). The address of its principal office and principal business is 6740 Shady Oak Road, Eden Prairie, Minnesota 55344-3433. The Reporting Person is an integrated direct-marketing company which markets its products directly to consumers through electronic and print media. Such media include a 24-hour-a-day cable television home shopping network, direct-mail catalogs and other direct marketing solicitations.

         The Reporting Person is making this filing because it may be deemed to be the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 20, 1997, the Reporting Person acquired 1,765 shares of the Common Stock, without par value, of Net Radio Corporation ("Net Radio"), a Minnesota corporation wholly-owned by the Issuer, pursuant to a Stock Purchase Agreement dated as of March 7, 1997. The Reporting Person paid an aggregate purchase price of $3,000,000 for the Net Radio shares. $1,000,000 of such purchase price was paid in cash from working capital; the remaining $2,000,000 was paid in the form of a commitment by the Reporting Person to provide advertising time to Net Radio.

         By the terms of a Conversion Agreement dated as of March 20, 1997, the Reporting Person may elect, under certain circumstances, to convert its 1,765 Net Radio shares into Common Stock of the Issuer at a conversion ratio which is based on the total purchase price originally paid by the Reporting Person for the Net Radio shares (less the value of the advertising time not yet used by Net Radio) and the average of the last sales prices of the Issuer's Common Stock for the ten consecutive trading days immediately preceding the conversion exercise date. In lieu of such conversion, the Issuer may elect to pay an amount of cash to the Reporting Person equal to the original purchase





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
price for the Net Radio shares. The conversion ratio is subject to adjustment if the Issuer declares a stock dividend or if the Common Stock is reclassified or recapitalized into a greater or lesser number of shares.

         For a five-year period through March 20, 2002, and provided that (i) Net Radio has achieved net revenues (other than revenues from product sales) of at least $3,000,000 for a consecutive four-quarter period and (ii) the Reporting Person has not already exercised its conversion rights, the Reporting Person has the right under the Stock Purchase Agreement to purchase a number of additional Net Radio shares which would equal 4.95% of the Net Radio Common Stock issued and outstanding after the issuance of such additional shares. The purchase price for those shares would be $500,000. Net Radio also has a corresponding right to require the Reporting Person to purchase such additional shares. Such shares would be convertible into Common Stock of the Issuer as described in the preceding paragraph.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person purchased the Net Radio shares as an investment. The Reporting Person has not formed any specific intentions regarding any of the following actions, nor does any contractual arrangement exist to which the Reporting Person is a party respecting any of the following, except as specifically noted:

         (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer (except as described in the last paragraph of Item 3 above);

         (b) Any extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries (except that under the Stock Purchase Agreement none of Net Radio nor any of its subsidiaries may become a party to a consolidation, merger or plan of exchange without the Reporting Person's consent);

         (c) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries (except that under the Stock Purchase Agreement none of Net Radio nor any of its subsidiaries may sell or transfer all or substantially all of its assets without the Reporting Person's consent);

         (d) Any change in the present Board of Directors or management of the Issuer, including plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board (except that the Stock Purchase Agreement gives the Reporting Person the right to elect at least one member of the Board of Directors of Net Radio or, if greater, the number of Directors equal to the total number of directors multiplied by the percentage of the Reporting Person's ownership of the issued and outstanding Net Radio Common Stock);

         (e) Any material change in the present capitalization or dividend policy of the Issuer;





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
         (f) Any other material change in the Issuer's business or corporate structure (except that pursuant to the Stock Purchase Agreement prohibits Net Radio from changing the nature of its business in any material way without the Reporting Person's consent);

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NASDAQ market;

         (i) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)     Any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person does not believe it currently has a right under the Conversion Agreement to convert its Net Radio shares into Common Stock of the Issuer. Had the Reporting Person had a conversion right for the total purchase price of the Net Radio shares which was exercised as of the date hereof, the Reporting Person would have a right to acquire 933,688 shares of the Issuer's Common Stock pursuant to the Conversion Agreement, representing approximately 11.9% of the Common Stock (based upon a total of 7,831,936 shares, representing 6,773,248 shares outstanding on January 31, 1997 plus an additional 125,000 shares issued to former shareholders of Net Radio on March 20, 1997 plus such 933,688 shares). The number of shares that may be acquired by the Reporting Person and the resulting percentage ownership is likely to change based upon the formula set forth in Item 3 hereof. Other than this contingent right to acquire shares of the Issuer's Common Stock, the Reporting Person owns no shares of the Issuer's Common Stock.

         (b) The Reporting Person has sole voting and dispositive power with respect to the 1,765 Net Radio shares it currently owns.

         (c) The transaction giving rise to the Reporting Person's acquisition of the Net Radio shares is described in Item 3 above.

         (d)     Not applicable.

         (e)     Not applicable.





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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT
TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer except as described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Purchase Agreement dated as of March 7, 1997 among ValueVision International, Inc., a Minnesota corporation, Net Radio Corporation, a Minnesota corporation, Navarre Corporation, a Minnesota corporation, and Net Radio Corporation, a Nevada corporation.

2. Conversion Agreement dated March 20, 1997 between ValueVision International, Inc., a Minnesota corporation and Navarre Corporation, a Minnesota corporation.


                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     March 31, 1997


                                   VALUEVISION INTERNATIONAL, INC.


                                   By   /s/ Stuart R. Romenesko
                                       ----------------------------------------
                                       Stuart R. Romenesko
                                       Senior Vice President - Finance and
                                         Chief Financial Officer





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